Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Advanced Series Trust:

We consent to the use of our report dated February 26, 2016, with respect to the statement of assets and liabilities of the AST Government Money Market Portfolio (formerly known as the AST Money Market Portfolio), one of the series comprising the Advanced Series Trust, including the portfolio of investments as of December 31, 2015, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years in the five-year period then ended, incorporated by reference herein and to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

August 12, 2016